

April 10, 2013

<u>Via E-mail</u>
Mr. Gregg D. Adzema
Executive Vice President, Chief Financial Officer
Cousins Properties Incorporated
191 Peachtree Street NE, Suite 500
Atlanta, Georgia 30303-1740

RE: **Cousins Properties Incorporated**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 13, 2013
File No. 1-11312

Dear Mr. Adzema:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant